UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Event Regarding the Rights Issue on the Basis of Three Rights Shares For Every One Consolidated Share Held on the Record Date On A Non-Underwritten Basis:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the NYSE American under the trading symbol “GRFX”.

Reference is made to the Report on Form 6-Ks filed by the Company on (1) 3 December, 2024 regarding a report a material events regarding certain proposed transactions (collectively, the “Proposed Transactions”), including the proposed rights issuance to the holders of the ordinary shares of the Company on the basis of three (3) rights shares (“Rights Shares”) for every one (1) consolidated share held on the record date of such offering on a non-underwritten basis (“Proposed Rights Issue”) and (2) 27 January, 2025 that included a copy of the Circular of the Company dated 27 January 2025 (the “Circular”) that includes the Letter from the Board of Directors of the Company, the Letter from the independent Board Committee of the Company, the letter from the Independent Financial Adviser to the Company, and the Notice of the extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve, among other things, the Proposed Transactions. As previously reported, the Company has approved the Proposed Transactions.

The Company has provided communications on its website regarding the Proposed Rights Issue and has provided a Notification of Publication of Corporate Communications on the Company’s Website to its Registered and to its Non-Registered Shareholders s, which are attached to this Report as Exhibits 99.3 and 99.4, respectively. These communications include:

●	The prospectus (“Prospectus”) regarding the Company’s Rights Issue On The Basis Of Three (3) Rights Shares For Every One (1) Consolidated Share Held On The Record Date On A Non-Underwritten Basis, which is attached to this Report as Exhibit 99.1; and

●	A form of the provisional allotment letter of the Rights Issue, attached to this Report as Exhibit 99.2.

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Prospectus and the other documents referenced above, each of which are incorporated herein by reference (and the description herein is qualified in their entirety by reference to such documents). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

Forward Looking Statements

All statements contained in the Announcement other than statements of historical fact, including statements regarding the Company’s future results of operations and financial position, the Company’s business strategy and plans and the Company’s objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. The Company has based these forward looking statements largely on the Company’s current expectations and projections about future events and trends that the Company believes may affect its financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties and there can be no assurance that the forward looking statements will be achieved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: April 8, 2025

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Prospectus dated April 8, 2025 regarding the Rights Issue On The Basis Of Three (3) Rights Shares For Every One (1) Consolidated Share Held On The Record Date On A Non-Underwritten Basis
99.2	Form of the Provisional Allotment Letter
99.3	Notification of Publication of Corporate Communications on the Company’s Website to the Registered Shareholder(s)
99.4	Notification of Publication of Corporate Communications on the Company’s Website to the Non-Registered Shareholder(s)

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